aflease gold
It's a gold mine

P O Box 262 • Dunnottar • 1590
No 1 Shaft • Sub Nigel Gold Mine • Gauteng • South Africa
tel 27 11 814 4290 fax 27 11 814 7975
Vat No: 4560175723
www.afleasegold.com

5 October 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Aflease Gold Limited lists on International PrimeQX.
2. Change to Board of Directors.
3. Enlarged 180 000 oz per annum Modder East Gold Project

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

e-mail pierre.kruger@afleasegold.com

AFO - Aflease Gold Lists on International PrimeQX 10 Sep 2007

AFO
AFO
AFO - Aflease Gold Lists on International PrimeQX
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
September 10, 2007
Aflease Gold Lists on International PrimeQX

Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") is pleased to announce that it has upgraded its Level 1 American Depository Receipts (ADR) program to list on the International PrimeQX tier of the OTCQX, a new market in the United States for international listed companies, operated by Pink Sheets LLC.

The OTCQX market provides a gateway to U.S. securities markets for international companies which are already listed on a qualified foreign stock exchange. The decision to pursue an International PrimeQX listing was prompted by the desire to enhance the trading liquidity of Aflease Gold`s shares in the United States, to attract a larger foreign investor base and to increase the capital markets profile of the Company.

Aflease Gold`s ADRs are deposited with Bank of New York, which was approved by Pink Sheets on February 20, 2007 as an ADR Principal American Liaison (PAL) for International OTCQX-listed companies. Jane Street Markets LLC is acting as a market maker for the Company. Trading of Aflease Gold on the International PrimeQX commenced on September 4, 2007.

Commenting on the move to International PrimeQX, Neal Froneman, Chief Executive Officer of Aflease Gold said:

"We are pleased to have Aflease Gold commence trading on the International PrimeQX market. With our shallow, low technical risk Modder East Gold Project, we believe that Aflease Gold has an asset base that North American investors will find attractive. We expect that an enhanced capital markets profile in North America will benefit the company as investors become familiar with Aflease Gold`s exciting portfolio of development and exploration assets."

For further information, please contact:

Neal Froneman	Pierre Kruger
Chief Executive Officer	Company Secretary
Aflease Gold Limited	Aflease Gold Limited
Tel +27 11 482 3605	Tel +27 11 814 4290

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold`s properties into production,

conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction.

For further information about Aflease Gold, please visit www.afleasegold.com

Date: 10/09/2007 10:06:09 Produced by the JSE SENS Department.

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AFO - Aflease Gold - Change to the board of direct **20 Sep 2007**

AFO
AFO
AFO - Aflease Gold - Change to the board of directors
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")
Change to the board of directors

In compliance with section 3.59 of the Listings Requirements of the JSE Limited, Aflease Gold announces that Mr. William Lupien joined the board of directors of Aflease Gold with effect from 19 September 2007 as a non-executive director.

Mr. Lupien is a private investor and financial equity market consultant. He was a specialist on the Pacific Stock Exchange in the United States from 1968 until 1983, and was President of Mitchum, Jones & Templeton, a NYSE member firm and specialist firm, from 1974 through 1980. Mr. Lupien has served as Chairman and CEO of Instinet Inc. from 1983 until 1988 and Chairman of Optimark, Inc., a company he established in 1995 with a mandate to improve the structure and operational capabilities of the securities market. He has served on numerous other private and public company boards including National Health Enterprises and Energy Metals Corporation from 2006 until it was acquired by Uranium One Inc. in August 2007. Mr. Lupien is also currently a non-executive director of Uranium One Inc.

Commenting on the appointment, Neal Froneman CEO of Aflease Gold stated "I am pleased to welcome William Lupien to the Aflease Gold board. With his direct experience in North America, Bill will assist the company in raising its capital markets profile. We look forward to applying Bill`s knowledge and expertise toward the continued growth of the company in this regard and in other initiatives."

Johannesburg
20 September 2007
Sponsor
Nedbank Capital

Date: 20/09/2007 13:13:46 Produced by the JSE SENS Department.

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AFO
AFO
AFO - Aflease Gold Announces Enlarged 180 000 Oz Per Annum Modder East Gold Project

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold")

October 3, 2007

Aflease Gold Announces Enlarged 180 000 oz per annum Modder East Gold Project

Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") is pleased to announce the results from an updated and fully revised audited feasibility study on the Modder East Gold Project ("Modder East") located approximately 30 kilometres east of Johannesburg. The study was carried out by Turgis Consulting (Pty) Ltd. and independently audited by SRK Consulting (South Africa) (Pty) Limited. The valuation date of the study is September 1, 2007.

The NPV of the project is ZAR 2.335 billion (US$ 334 million) at a gold price of US$ 720 per ounce, an exchange rate of US$ 1.00: ZAR 7.00 and a 0% discount rate. At an 8% discount rate, the NPV is ZAR 1.418 billion (US$ 203 million). The after-tax IRR of the project is 55.5%.

Based on the original feasibility study assumptions of a gold price of US$ 629 per ounce and an exchange rate of US$ 1.00: ZAR 6.585, the highlights of the revised feasibility study are:

- A 27% increase in probable reserves to 1.36 million ounces of gold (contained within 7.7 million tonnes of ore at an average head grade of 5.51 g/t) from 1.07 million ounces of gold (contained within 6.68 million tonnes of ore at an average head grade of 5.00 g/t) in the original feasibility study.
- Average production at steady state (2012 to 2014) increases by 65% to 181,000 ounces of gold per annum from 110,000 ounces of gold per annum.
- Life of mine average cash operating cost has decreased by 3% to US$211 per ounce from US$217 per ounce.
- Remaining construction capital expenditure, including contingencies, is estimated at ZAR 687 million (US$ 104 million).
- A 91% improvement in NPV at an 8% discount rate, from ZAR 484 million (US$ 73 million) to ZAR 925 million (US$ 140 million).
- A 34.5% improvement in after-tax IRR, from 31% to 41.7%.
  Project payback is 4.3 years and slightly less than 3 years from the start of on-reef development.
- The first gold pour remains on schedule for Q3 2009 with a minimum 8 year mine life.

Capital costs of ZAR 85.6 million (US$ 13 million) incurred prior to September 1, 2007 have not been included in the revised feasibility study.

The revised feasibility study incorporates an expanded mining and gold plant operation with a designed production capacity of 100,000 tonnes per month as opposed to 70,000 tonnes per month as per the original feasibility study. The mine will process 7.7 million tonnes of ore through the plant over an 8 year period at an average mill head grade of 5.51g/t of gold, producing 1,204,000 ounces of gold, a 27% increase over the original feasibility study gold production estimate. The mine plan has been developed by applying a one metre mining cut to all stoping areas. Mining will take place between 300 and 530 metres below surface.

During the construction phase Aflease Gold will continue with exploration

targeted on the Kimberley Reef horizon, which remains largely unexplored with significant upside.

Neal Froneman, President and CEO of Aflease Gold commented:

"We are delighted with the positive outcome of the revised feasibility study for our flagship Modder East development project. The larger scale of the operation at 100,000 tonnes per month has demonstrated a significant increase in the IRR and NPV for the project. Modder East provides the foundation for Aflease Gold to achieve its vision of becoming a significant mid-tier, high quality gold producer."

Background information on Modder East can be obtained from the report entitled An Independent Technical Report on the Modder East Gold Project, located near Springs, Gauteng Province, Republic of South Africa dated August 31, 2006 as amended October 26, 2006 compiled by SRK Consulting. This report can be accessed via the Aflease Gold website (www.afleasegold.com).

Mineral Resources and Reserves

- The main components of the Modder East Mineral Resource are:
- The Black Reef Buckshot Pyrite Leader Zone (BPLZ).
- The Black Reef Channel Facies (Channel Facies).
- The Blanket Facies (BF).
- The UK9A Kimberley Reef (UK9A).
- The UK5A Kimberley Reef (UK5A).

The Black Reef comprises three facies. At the top is the higher grade BPLZ, which averages 0.5 metres in width and is the primary mining target. The BPLZ is a placer deposit, with gold present within a heavy mineral suite dominated by pyrite and hosted within a conglomerate. Continuity of mineralization in the target area has been confirmed, with the zone of mineralization clearly visible within drillhole cores. The BPLZ overlies the BF, a 1.3 metre thick quartzite which has not been targeted due to its very low gold grades. At the base of the Black Reef is the 3 metre thick, erosional Channel Facies. The Black Reef dips at approximately 3 to the south.

The UK9A is a narrow channel reef, commonly characterized by the presence of kerogen, either as lamina partings or as flyspeck carbon within the conglomerate reef unit. The UK5A is a multi-stacked package of robust conglomerates. The reefs dip at approximately 12 to the south.

The Black Reef is developed at approximately 300 metres below surface, while the sub-cropping Kimberley (UK9A and UK5A) reefs reach maximum depths of approximately 600 metres. The mineralized horizons are considered to be structurally simple and generally well-understood, as a result of a long history of mining the underlying Main Reef on the East Rand and the selective mining of the UK9A at adjacent operations.

The BPLZ resource estimate is based on diamond boreholes drilled by Aflease Gold and the previous owners of the project Gencor, and declustered underground channel samples from the adjacent UC prospect area. The database consists of 51 drillholes (excluding deflections) and 238 underground channel samples declustered (i.e. averaged) within 50m 50m squares from 16,694 sample points. The methodology employed in the resource estimation is similar to that applied in the previous resource estimate.

The Channel Facies consists of a sequence of pyrite-rich quartzites, pebbly quartzites and conglomerates, is approximately 3 metres in thickness, and is separated from the overlying BPLZ by the BF. The Channel Facies is erosional into its footwall and estimates have been developed for the Channel Facies over the footprint of the mineralized BPLZ that has been delineated.

Pillars remaining in the UC prospect area have been included in the resource estimate. The estimate is based on the declustered values as well as outlines of the remnants obtained from plans of adjacent operations. The pillars are all within the higher grade area close to the `Shoreline` feature, and are generally surrounded by sampling data on all sides. Given the relative density of data, Ordinary Kriging has been applied rather than the Simple Kriging used in the other estimates.

In addition to the Black Reef, Aflease Gold has also delineated mineral resources on the UK9A and the UK5A reefs lying within the footwall of the Black Reef. A dataset consisting of 171,000 underground channel samples within stoping and development immediately south of the Modder East project area is available as an analogue to the payshoot that has been intersected on Modder East.

The estimation process for the Kimberley reefs is the same as that described above for the BPLZ, with 45 intersections (excluding deflections) being used in the estimate.

The UK5A has also been sampled by diamond drilling within the UC prospect area. A basal unit of conglomerate within the UK5A package has been identified with an average grade of approximately 1.5 g/t and a mineralized width of approximately 3 metres. Seven diamond drill holes have intersected the UK5A and an Inferred Mineral Resource has been developed from these data, using the variogram models developed from the UK9A as analogues for the estimation of the UK5A.

The Mineral Resource estimates for Modder East are shown in Table 1. The BPLZ and UK9A reefs have been modeled at a minimum mining width of 1 metre.

Table 1: Mineral Resource Estimates for Modder East effective 31 October 2006.

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)
Indicated			
1BPLZ+BF	7.38	5.82	1.38
2Channel +BF	17.54	1.25	0.7
1BPLZ pillars	0.27	8.33	0.07
3UK9A	3.64	4.1	0.48
4UK5A	n/a	n/a	n/a
Subtotal Indicated	28.83	2.84	2.64
Inferred			
1BPLZ+BF	0.65	1.98	0.04
2Channel +BF	2.15	1.83	0.13
3UK9A	2.77	3.58	0.32
4UK5A	9.41	1.82	0.55
Subtotal Inferred	14.98	2.15	1.04

1 Quoted at a cut-off of 167cmg/t
2 Quoted at a cut-off of 379 cmg/t
3 Quoted at a cut-off of 199 cmg/t
4 Quoted at a cut-off of 496 cmg/t

Notes:

1. The mineral resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code").
2. Mineral reserves are included in mineral resources.
3. The resource estimate was prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services (now with Minxcon), an independent geoscience consultant to Aflease Gold. Charles Muller is a qualified person for the purposes of NI 43-101. The resource was audited by Mark Wanless of SRK Consulting.
4. In the opinion of SRK, the mineral resource classifications defined in the SAMREC code are materially similar to those defined in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by Canadian Institute of Mining, Metallurgy and Petroleum utilized by Canadian National Instrument 43-101.
5. Mineral resources are not mineral reserves and do not have demonstrated

economic viability.

The updated reserve for Modder East was generated as follows:

Pay limits were calculated for the mining of the BPLZ and UK9A reefs based on the following criteria:

- Gold price - US$ 629.00 per oz
- Exchange rate - US$ 1.00 : ZAR 6.585
- Operating cost - ZAR 205.90 per tonne mined

Using these parameters, the following pay limits were obtained:

- Narrow reef mining on BPLZ horizon: 2.0 g/t.
- UK9A (Kimberley Reef) mining: 2.20 g/t.

The final cut-off grade applied in the mine plan was selected by optimizing the mine plan to produce the maximum NPV of the project. The selected cut-off grade was 2.3g/t (in situ stope grade).

This cut-off grade was applied to the resource estimate to determine which stope panels to include in the revised mine plan, and consequently in the reserve.

In declaring the resource considered for mining the following points are pertinent:

- The BPLZ + BF resource has been declared at a width of 100cm.
- The UK9A resource has been declared at a width of 100 cm.
- An area of 155,860m2 of the UK9A resource was not included in the mine plan as no structural model was available for this area.
- The UK5A resource is all in the inferred category and has not been included in the mine plan.
- The Channel Facies, as declared in the resource statement, does not meet - the cut-off grade selected for mining, so no mining of the Channel Facies is planned.
- No mining of the BPLZ pillars in the Tribute area was considered in the mine plan.

The resources considered for mining are summarized in Table 2.

Table 2: Mineral Resource considered for mining effective July 13, 2007.

Reef Type	Resource Category	Cut-off Grade (g/t)	Evaluation Width (cm)	Tonnes (t)	Gold Grade (g/t)	Gold Content (Moz)
BPLZ + BF	Indicated	2.3	100	5.34	7.31	1.25
UK9A	Indicated	2.3	100	2.58	3.97	0.33
Total	Indicated	-	-	7.92	6.22	1.58

Notes:

1. The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code.
2. The resource estimate was prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services (now with Minxcon), an independent geoscience consultant to Aflease Gold. Charles Muller is a qualified person for the purposes of NI 43-101. The resource was audited by Mark Wanless of SRK Consulting.
3. Mineral reserves are included in mineral resources.
4. In the opinion of SRK, the mineral resource classifications defined in the SAMREC code are materially similar to those defined in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by Canadian Institute of Mining, Metallurgy and Petroleum utilized by Canadian National Instrument 43-101.
5. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The resource tonnage for the BPLZ was modified in the following manner to create the reserve tonnage:

- The resource tonnage was modified for major geological losses. These losses were modeled in the structural model of the ore body and, in laying

out stopes, the major geological loss structures were avoided.

- The resource tonnage left as pillars was subtracted from the tonnage to be mined. This was equivalent to a loss of 10 per cent of the tonnage.
- All planned dilution in the form of gullies, winch beds, and so on was calculated and added to the tonnage. The dilution calculations resulted in a tramming width of 108 cm. The resource was modeled at 100 cm. Therefore an additional 8 per cent dilution was added to the resource to generate a reserve.

The resource tonnage for the UK9A was modified in the following manner to create the reserve tonnage:

- The resource tonnage was modified for major geological losses. These losses were modeled in the structural model of the ore body and, in laying out stopes, the major geological loss structures were avoided.
- The resource tonnage left as pillars was subtracted from the tonnage to be mined. This was equivalent to a loss of 11 per cent of the tonnage.
- The tramming width was calculated to be 108 cm. This includes all planned and un-planned dilution.

The resource grade was modified in the following manner to produce the reserve grade. This methodology was common to both reef types.

- When the allowance for dilution was made, it was assumed that the dilution had zero grade. The grade was adjusted according to the amount of mining dilution added to the resource as discussed for each reef type above.
- An allowance of 1 per cent internal geological loss was allowed for at zero grade reducing the grade by 1 per cent. This estimate is based on experience gained mining the BPLZ and Kimberley Reefs at adjacent operations.
- An allowance of 2 per cent was made for physical gold losses. Grades were adjusted accordingly. This loss factor has been determined by Aflease Gold after discussions with their independent engineers.

The reserve was generated according to the guidelines of the SAMREC code and is reported as Run-of-Mine (RoM) tonnages and grades in Table 3.

Table 3: Mineral Reserve statement effective July 13, 2007.

Reef Type	Reserve Category	Mined Tonnes (t)	Gold Content (g)	Gold Content (oz)	Gold Grade (g/t)
BPLZ	Probable	5,389,600	32,833,610	1,055,625	6.09
UK9A	Probable	2,260,993	9,338,565	300,242	4.13
Total	Probable	7,650,593	42,172,175	1,355,867	5.51

Notes:

1. The mineral reserves have been reported in accordance with the classification criteria of the SAMREC Code.
2. The revised reserve statement was prepared by Clive Brown of Turgis Consulting and audited by Herbert (Wally) Waldeck of SRK Consulting. The gold content figures are fully inclusive of mining dilutions and gold losses and are reported as mill delivered tonnes and head grade. Metallurgical recovery factors have not been applied to the reserve figures.
3. In the opinion of SRK, the mineral reserve classifications defined in the SAMREC code are materially similar to those defined in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by Canadian Institute of Mining, Metallurgy and Petroleum utilized by Canadian National Instrument 43-101.

Mine Design

The reefs will be accessed by a decline from surface, developed into the footwall of both horizons utilising trackless drilling, loading and hauling methods. Mine personnel will access the workings via a vertical ventilation shaft. The traditional South African narrow reef breast mining method, utilising scraper winches for stope cleaning operations, will be used. Thirty tonne haul trucks will be used to transport ore, loaded from stope chutes, to a

central silo system. Dedicated fifty tonne haul trucks will then transport the ore from the silos to surface.

The Modder East gold plant is based on a standard carbon-in-leach gold recovery process. The plant is designed to treat 1,200,000 tonnes of ore per annum, yielding approximately 181,000 ounces of gold annually at steady state. The metallurgical recoveries are 87% for the BPLZ reef and 95% for the UK9A reef.

Project Status

Prior to the completion of the original feasibility study, Aflease Gold decided to fast-track the project and the initial construction began on May 18, 2006.

In August 2006, following the completion of the feasibility study and the audit thereof by independent engineering consultants SRK Consulting, the Board formally approved both the project and construction capital expenditures of ZAR 207 million.

In September 2007 the Board approved the revised feasibility study and additional construction capital expenditures to complete the project. The additional capital required is expected to be raised by means of a combination of debt and equity.

The construction of the portal has been completed and the trackless decline has advanced 1,200 metres. The surface infrastructure for the development of the decline, including offices, change rooms, lamp room, workshops, waste rock dump and dams has been completed.

Construction of the gold plant and the sinking of the vertical ventilation shaft are scheduled to begin in Q4 2007.

The project is on schedule for the commencement of gold production in Q3 2009.

Operating Costs

The operating costs have been prepared using zero-based costing techniques (i.e., without factoring-in historical costs), assuming reasonable consumable consumption levels and are in September 1, 2007 money terms.

The average operating cost for the life of mine is ZAR 218.33 per tonne of ore milled. Conversion of the capitalized development costs into an operating cost increases the average life of mine cost to ZAR 342.50 per tonne of ore milled, which compares favourably with other South African shallow, narrow reef operations.

Capital Costs

Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. The capital estimate for the plant is based on the use of new equipment. The capital costs were estimated in South African Rand as at June 2007. The remaining project capital expenditure required totals ZAR 687 million (shown in Table 4). In addition, the ongoing and bridging capital totals ZAR 263 million.

Table 4: Modder East Project - Remaining capital expenditure estimates (at September 1, 2007)

Capital Item	Remaining Project Capital (ZAR 000`s)	Ongoing & Bridging Capital (ZAR 000`s)	Total Capital Requirements (ZAR 000`s)
Surface engineering	94,499	16,694	111,193
Capital development	89,622	141,044	230,666
Mining equipment	31,672	61,075	92,747
Shaft sinking	105,565	24,368	129,933
Underground engineering	18,485	-	18,485
Process plant	231,035	-	231,035
Tailings dam	19,421	-	19,421
Preproduction costs	34,292	-	34,292
Environmental (Initial Sum)	1,911	-	1,911
Contingencies	59,882	20,450	80,332
Total Modder East			950,015

686,384 263,631

Note: Construction capital cost of ZAR 85.6 million (US$ 13 million) expensed up to September 1, 2007, has been excluded in Table 4.

Financial Evaluation

The project has been valued in real terms as at September 1, 2007. At a real discount rate of 8%, the project is estimated to yield an after-tax NPV of ZAR 924.6 million and an after-tax IRR of 41.7%. Project payback from the evaluation date is estimated to be 4.3 years. Table 5 summarizes the results of the revised feasibility study.

Table 5: Modder East Project - real cash flow model.

		2007	2008	2009	2010	2011
BPLZ Milled Tonnes	t	0	0	395,000	752,600	912,000
Kimberley Reef & Channel Facies Milled Tons	t	0	0	40,000	397,400	272,000
Total RoM Tons	t	0	0	435,000	1,150,000	1,184,000
Average RoM Grade	g/t	0	0	7.5	6.0	6.5
Contained Gold BPLZ	g	0	0	3,147,279	5,544,682	6,652,923
Recoveries						
BPLZ	%	87%	87%	87%	87%	87%
Kimberley Reef & Channel Facies	%	95%	95%	95%	95%	95%
Total Gold	oz	-	-	91,563	195,610	218,983
Total Revenue	R,000	-	-	379,249	810,210	907,019
Royalty		-	-	11,377	24,306	27,211
Total Operating Cost	R`000	7,145	7,174	86,701	227,405	267,652
Net Operating Income (before Capital)	R`000	(7,145)	(7,174)	281,170	558,498	612,156
Project	R`000	(157,047)	(395,616)	(193,452)	(116,365)	(38,021)

capital						
Net operating taxable income	R`000	(163,429)	(402,790)	87,718	442,133	574,135
Cumulative taxable income	R`000	(249,010)	(651,800)	(564,082)	(121,949)	452,187
Taxation	R`000	-	-	-	-	(131,134)
Net cash flow (real)	R`000	(163,429)	(402,790)	87,718	442,133	443,001

Financial Year continued

2012	2013	2014	2015	2016
840,000	785,000	735,000	845,000	125,000
360,000	415,000	465,000	310,000	1,593
1,200,000	1,200,000	1,200,000	1,155,000	126,593
5.4	5.5	4.9	4.1	5.1
5,213,659	4,833,409	3,523,081	3,277,694	640,883
87%	87%	87%	87%	87%
95%	95%	95%	95%	95%
184,916	190,070	169,460	134,880	18,142
765,916	787,265	701,896	558,670	75,142
22,977	23,618	21,057	16,760	2,254
259,987	258,470	257,492	224,593	73,388
482,951	505,177	423,347	317,316	-500
(30,828)	(9,251)	(7,295)	(2,142)	-
452,124	495,926	416,053	315,174	(500)
904,310	1,400,236	1,816,289	2,131,463	2,130,963
(131,116)	(143,819)	(120,655)	(91,400)	145
321,008	352,108	295,397	223,773	(355)

Sensitivity Analysis

The following tables show the NPV of the real cash flows as derived from the financial model for the project. The tables illustrate that the project is neither capital nor operating cost sensitive. In summary they include the following:

The variation in NPV with discount factors (Table 6).

The variation in NPV based on single parameter sensitivities (Table 7). The sensitivity of the project to changes in gold price or head grade can be seen in the variation of revenue. The sensitivity to variations in operating cost and capital expenditure is also presented.

Table 6: Modder East Project - variation of real NPV with discount factors.

Discount Factor (%)	Valuation Basis US$629/oz Au	Alternative Scenarios US$500/oz Au	US$629/oz Au
	ZAR6.585=US$1.00	ZAR7.00=US$1.00	ZAR7.00=US$1.00
0%	1,598.6	1,071.9	1,812.7
5%	1,135.5	727.1	1,301.6
8%	924.6	570.5	1,068.6
10%	805.3	482.0	936.7
15%	565.3	304.8	671.2

US$720/oz Au	US$900/oz Au
ZAR7.00=US$1.00	ZAR7.00=US$1.00
2,335.3	3,369.0
1,705.4	2,502.9
1,417.9	2,107.1
1,255.0	1,882.8
926.7	1,429.7

Table 7: Modder East Project - real NPV, single parameter sensitivity.

Sensitivity Range	-30%	-20%	-10%	0%	10%	20%	30%
Currency	ZARm	ZARm	ZARm	ZARm	ZARm	ZARm	ZARm
Variation in NPV @ 8% DCF							
Revenue	236.8	467.6	696.1	924.6	1,153.1	1,379.8	1,606.3
Operating Cost	1,156.4	1,079.1	1,001.8	924.6	847.3	770.1	692.8
Capital Cost	1,109.6	1,048.6	987.0	924.6	862.2	799.7	737.3

Mining Rights
Aflease Gold holds an old order mining right (Mining Licence ML15/2004), which is valid until April 29, 2009. An application for conversion to a new order mining right in terms of the Minerals and Petroleum Resources Development Act No 28 of 2002 ("MPRDA") will be lodged in due course.
A temporary water use licence has been granted and approval of the permanent water use licence application is awaited.
The surface rights for the project have been secured for a period of 20 years terminating in 2026.
Qualified Person
HG (Wally) Waldeck, a Partner with SRK, is a Qualified Person for the purposes of NI 43-101 and has audited all information relating to the feasibility study

and has reviewed the contents of this news release. Mr. Waldeck verified such data as he deemed necessary for the purpose of updating the resource estimates and no limitations were placed on such verification activities.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, then a wholly-owned subsidiary of Uranium One Inc. The company is currently owned as to approximately 67.3% by Uranium One and has a market capitalization of approximately ZAR 1.5 billion.

For further information, please contact:

Neal Froneman	Jean Nortier
President and Chief Executive Officer	Chief Financial Officer
Tel: + 27 11 482 3605	Tel: +27 11 482 3605

Cautionary Statement

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, the estimates and projections incorporated into the feasibility study, estimates of mineral reserves and resources, and statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold`s properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims and limitations on insurance coverage. Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A

proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For more information on Aflease Gold, please visit www.afleasegold.com

Date: 03/10/2007 11:22:50 Produced by the JSE SENS Department.

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